Exhibit 99.1

 SilverCrest Files La Joya Technical Report
 Updated Resources & Positive Preliminary Metallurgy;
Potential For High Grade Cu-Ag-Au Concentrate With Over 30% Copper

TSX-V: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, B.C. March 28, 2013 – SilverCrest Mines Inc. (“SilverCrest” or the “Company”) is pleased to announce the filing of a National Instrument 43-101 compliant updated La Joya resources Technical Report (“Technical Report”) including preliminary metallurgical test results for the La Joya Property in Durango, Mexico. The Technical Report – titled “Updated Resource Estimate for the La Joya Property, Durango, Mexico” dated March 27, 2013 – has been filed on SEDAR and is available at www.sedar.com. This Technical Report supports the Company’s January 29, 2013 news release which announced the updated resource estimation.

The updated Inferred Resources** and sensitivities are summarized as (refer to tables below for details);

•	Cutoff grade of 15 gpt silver equivalent (Ag Eq*,Global Case):	198.6 million ounces Ag Eq
•	Cutoff grade of 30 gpt Ag Eq (Base Case);	159.8 million ounces Ag Eq
•	Cut-off grade of 60 gpt Ag Eq (High Grade Case);	100.8 million ounces of Ag Eq
•	Cut-off grade of 0.05% WO3;	75.1 million pounds (35,700 tonnes) of WO3

* Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is incorporated until further information is available.
** Classified by EBA, A Tetra Tech Company and conforms to NI 43-101 and CIM definitions for resources. All numbers are rounded. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources. The reported Mineral Resource is based on the 30 gpt AgEQ and 0.050% WO3 cut-off.

The Company believes that the 60 gpt Ag Eq portion of the deposit, with an estimated tonnage of 27.9 million tonnes grading 112 grams per tonne Ag Eq*, constitutes a priority area to be examined as a potential “Starter Pit” for initial conceptual operations. A Preliminary Economic Assessment (PEA) that commenced in January 2013 will examine the Starter Pit concept in detail. The La Joya Property has excellent potential for additional resources with the deposits (Main Mineralized Trend - “MMT”, Santo Nino and Coloradito) being open in most directions. Further infill and expansion drilling has been recommended to increase and convert resources from Inferred to Indicated.

After the initial metallurgical test work was completed in 2011 at the Laboratories of Instituto Tecnologico de Saltillo, Mexico, subsequent metallurgical test work was completed in 2012 and is being continued in 2013 at ALS Metallurgy (“ALS”) in Kamloops, BC, Canada. Current results from batch cleaner flotation tests indicate that the MMT mineralization at La Joya is amenable to conventional flotation processes for production of high grade copper concentrates with high silver and gold credits. The near-surface (priority) Manto composite produced a bulk concentrate (the 3rd cleaner concentrate Cu-Ag-Au) grading up to 40% Cu, 4,780 gpt Ag and 13.1 g/t Au. Structure composite produced a bulk concentrate containing up to 38% Cu, 4,760 gpt Ag, and 9.4 gpt Au. The bulk concentrate produced from Contact Zone composite grades up to 29% Cu, 818 gpt Ag, and 18.8 gpt Au. Concentrates in excess of 25% copper are considered to be a premium product for smelter feed. The high copper grades in La Joya bulk concentrates are mostly attributable to the varied amounts of bornite, covellite and chalcocite in the tested materials.

J. Scott Drever, President stated: “The significant increase of Inferred Resources at La Joya and the identification of a potential high grade starter pit have increased the attractiveness of the project. Confirmation by preliminary metallurgical test work that a high grade, copper-silver-gold concentrate, with high recoveries of copper, silver and gold can be produced is extremely important and encourages us to push forward with our Preliminary Economic Assessment to define preliminary operating and capital parameters for the project”.

Updated Resource Estimates
The resource update for La Joya has been independently estimated by EBA Engineering Consultants Ltd., a Tetra Tech Company utilizing Company Phase I and Phase II drill results and surface sampling programs along with independently-validated historic data. Drilling to date has been relatively widespread in the Main Mineralized Trend (MMT) as well as the independent deposits of Coloradito and Santo Nino. The MMT which includes the Phase I and II drilling areas, has a length of 2.5 kilometres and an average minimum width of over 700 metres.

The La Joya resource models separate the deposits into two broad categories based on the predominant mineralogy.  The first category is comprised of silver, gold and copper mineralization (Manto and Structure Zones), with lesser amounts of tungsten (WO3), molybdenum (Mo), lead (Pb), and Zinc (Zn). The second category is predominantly tungsten and molybdenum mineralization (Contact Zone) with lesser amounts of Ag, Cu, Au, Pb, and Zn. The mineralogy of these categories is often gradational and overprinted in some areas. The Manto and Structure Zones generally lies spatially above the Contact Zone and generally follows the contours of the underlying intrusive, which outcrops in several areas. The summaries of the resource estimates below show the resources attributed to each of these mineralization categories for each of the current deposits, specifically, the MMT, Santo Nino, and Coloradito.

Manto and Structure Zones Resource Summary

ZONE	Ag Eq* Cut-off gpt	Resource Category**	Tonnage (000)***	Ag gpt	Au gpt	Cu %	Ag Eq gpt	Ag Oz (000)	Au Oz (000)	Cu lbs (000)	Ag Eq* Oz (000)
MMT	15	INFERRED	120,600	23.7	0.18	0.18	47.9	91,900	707.9	466,500	185,800
	30		67,600	34.7	0.24	0.25	68.4	75,400	519.4	377,400	148,700
	60		26,100	58.5	0.30	0.42	109.6	49,100	255.8	240,100	92,000
Santo Nino	15		6,200	20.4	0.04	0.49	64.7	4,000	8.2	66,800	12,800
	30		3,600	29.2	0.05	0.75	96.1	3,400	5.3	59,400	11,100
	60		1,800	43.1	0.05	1.20	149.2	2,500	2.9	48,300	8,700
Total	15		126,700	23.5	0.18	0.19	48.7	95,900	716.2	533,200	198,600
	30		71,200	34.4	0.23	0.28	69.8	78,700	524.8	436,800	159,800
	60		27,900	57.5	0.29	0.48	112.2	51,600	258.8	288,400	100,800

* Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is incorporated until further information is available.
**Classified by EBA, A Tetra Tech Company and conforms to NI 43-101, 43-101CP, and CIM definitions for resources. All numbers are rounded.  Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources. Mineralization boundaries used in the interpretation of the geological model is based on a cutoff grade of 15 gpt Ag Eq using the metal price ratios described above. The reported Mineral Resource is based on the 30 gpt AgEQ cut-off.
*** Manto and Structure Resource blocks and associated volumes are exclusive of Contact Zone blocks

Contact Zone Resource Summary

ZONE	WO3 (%)* cut-off	Resource Category**	Tonnage (,000)***	WO3%	Mo %	WO3 lbs (,000)	Mo lbs (,000)
MMT	0.025	INFERRED	60,500	0.053	0.004	70,500	4,200
	0.050		25,100	0.075	0.004	41,400	1,900
	0.095		4,400	0.109	0.002	10,600	200
Santo Nino	0.025		5,200	0.040	0.008	4,600	800
	0.050		900	0.070	0.013	1,500	300
	0.095		0.750	0.101	0.011	2	0.17
Coloradito	0.025		31,900	0.062	0.028	43,300	18,000
	0.050		18,500	0.079	0.032	32,300	11,900
	0.095		4,200	0.112	0.034	10,300	2,800
Total	0.025		97,600	0.055	0.012	118,400	23,100
	0.050		44,600	0.076	0.016	75,100	14,100
	0.095		8,600	0.111	0.018	20,900	3,000

* WO3 is based on a standard calculation of tungsten (W) times 1.26. 100% metallurgical recovery is assumed until further information is available.
**Classified by EBA, A Tetra Tech Company and conforms to NI 43-101, 43-101CP, and CIM definitions for resources. All numbers are rounded.  Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources. Mineralization boundaries used in the interpretation of the geological model is based on a cutoff grade of 200 ppm W. The reported Mineral Resource is based on the 0.050% WO3 cut-off.
*** Contact Zone Resource blocks and associated volumes are exclusive of Manto and Structure blocks

Much of the Contact Zone resource is considered to be near-surface and potentially amenable to conventional open pit mining. This zone also contains gold, silver, copper and tin (as defined by geochemistry) which may add secondary value as a result of increased metal content.

These resource estimates are based on recent and historical information collected by SilverCrest Mines and previous operators (Luismin/Goldcorp) from 1979 to present. Phase II Company drilling comprising 78 holes (25,812.65 metres), the 26 holes Phase I Company drilling (5,753.70 metres) and 18 validated historic drillholes (5,907.26 metres) were included in the geological database used as source data for the estimation. Drill hole spacing for the 122 holes (37,473.61 metres) used in the resource estimation is approximately 75 metres.

The La Joya deposits are currently interpreted to host three related styles of mineralization. Silver-Copper-Gold (Ag-Cu-Au) mineralization is concentrated within stratiform manto-style skarn controlled along sub-horizontal bedding. Silver-Copper-Gold, Lead-Zinc and Tungsten (Ag-Cu-Au, Pb-Zn, and W) mineralization is concentrated within structurally controlled stockwork and veining related skarn. Finally, tungsten W mineralization is found within late stage retrograde skarn development along the intrusive contact. These mineralized zones are considered to be semi-continuous along strike with true widths ranging from 15 to 50 metres using a cutoff grade of 15 gpt Ag Eq. Eight near-horizontal manto style skarn (semi-continuous disseminated stratabound sulphides) have been modeled within the resource area, which are cross-cut by the stockwork zones and considered the second dominant mineralization. Please refer to News Release dated October 17, 2011 for defined types of mineralization at La Joya.

Preliminary Metallurgy

Depending on mineralization style and conditioning applied on the ALS batch cleaner flotation tests, preliminary metal recoveries to the third cleaner concentrates range from 81.4 to 87.7% Cu, 74.9 to 84.3% Ag, and 18.2 to 56.6% Au for Manto and Structure composites. For the Contact Zone composite recoveries are from 81.4 to 83.6% Cu, 45.9 to 63.7 % Ag, and 57.0 to 66.4 % Au. In general, the obtained metal recoveries and grades indicate that the La Joya (MMT) samples are amenable for the conventional flotation process with the production of a high grade copper concentrate with high silver and gold credits. Gold appears to be amenable to gravity recovery as found in the Contact Zone composite with 24% recovered. Further test work is underway to optimise gold recovery.

The Contact Zone composite was specifically designed for assessment of tungsten recoveries by gravity methods which produced marginal recoveries of 7% W03. Further test work to determine recoveries and concentration grade of W03 is recommended.

Recoveries of molybdenum from Contact Zone composite were considered in the ALS test work.  The molybdenum level in the 3rd cleaner concentrate ranges from 2 to 3% at a recovery from 51.4 to 65.4%. That suggests a separate molybdenum concentrate may be produced.  Further test work on molybdenum is recommended.

Comminution, grinding and abrasive test work shows the mineralized rock to be of medium hardness and mildly abrasive. Overall, preliminary results show the rock to be amenable to conventional milling. Further test work will be completed for the next phase of work.

The head grades of the composite samples are shown in the following tables.  The preliminary results shown for the Baseline concentration results as well as the results of using a cyanide suppressant both indicate excellent concentration ratios for copper, silver, gold and molybdenum.

Batch Cleaner Flotation Test Results – Baseline

Composite	Head Assay (%, gpt)					3rd Cleaner Concentrate
						Assay (%, gpt)					Recovery (%)
	Cu	Ag	Au	AgEQ*	Mo	Cu	Ag	Au	AgEQ*	Mo	Cu	Ag	Au	Mo
Manto	0.34	45.0	0.15	81.7	0.004	36.3	4,700	3.40	7,991	0.27	86.7	84.3	18.2	59.6
Structure	0.46	58.0	0.25	110.0	0.003	34.3	3,980	9.45	7,402	0.17	82.7	76.7	42.4	59.7
Contact**	0.07	4.0	0.10	15.0	0.011	16.7	670	17.40	2,976	2.02	83.6	63.7	66.4	65.4
Note: all the metal grades are based on weighted average values.
* Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed until test work is finalized.
** Contact composite was collected and analyzed to target tungsten and molybdenum recoveries.

Batch Cleaner Flotation Test Results – with Cyanide

Composite	Head Assay (%, gpt)					3rd Cleaner Concentrate
						Assay (%, gpt)					Recovery (%)
	Cu	Ag	Au	AgEQ*	Mo	Cu	Ag	Au	AgEQ*	Mo	Cu	Ag	Au	Mo
Manto	0.34	44.0	0.17	81.7	0.004	40.1	4,780	13.1	8,883	0.26	87.7	80.7	56.6	48.0
Structure	0.44	60.0	0.25	110.3	0.003	38.1	4,760	9.4	8,505	0.18	81.4	74.9	35.0	53.1
Contact**	0.07	4.0	0.07	13.5	0.012	28.9	818	18.8	4,243	3.05	81.4	45.9	57.0	51.4
Note: all the metal grades are based on weighted average values.

* Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed until test work is finalized.

** Contact composite was collected and analyzed to target tungsten and molybdenum recoveries.

The bulk copper concentrates for Baseline results produced from Manto and Structure composites show certain potentially deleterious elements for smelting such as arsenic, antimony and bismuth. An alternative to control the concentration of arsenic in the final high grade copper-silver-gold concentrate has been identified. Adding cyanide at cleaner flotation stages reduces the arsenic content (less than 1%) to acceptable market limits without sacrificing copper, silver and gold recoveries. Additional test work is in progress to assess distribution and concentration of antimony and bismuth. The Contact Zone bulk flotation concentrate has much lower concentrations of arsenic, antimony, and bismuth that are within the limits of market acceptability.

The independent Qualified Persons for the Technical Report who have reviewed and approved the contents of this news release are James Barr., P.Geo. from the consulting firm of EBA Engineering Consultants Ltd., a Tetra Tech Company and Ting Lu, P.Eng. (for Metallurgy) from Wardrop Engineering, a Tetra Tech Company.

SilverCrest Mines Inc. (TSX-V: SVL; NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 625,000 ounces of silver and 35,000 ounces of gold in 2013 from the Santa Elena Mine. An expansion plan to be completed in early 2014 to double metals production at the Santa Elena Mine and exploration programs are rapidly advancing the definition of a large polymetallic deposit at the La Joya property in Durango State.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“J. Scott Drever”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:                info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

J. Scott Drever, President SILVERCREST MINES INC.

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